EXHIBIT 77C
FLAHERTY & CRUMRINE PREFERRED SECURITIES INCOME FUND INCORPORATED
(the "Fund")
Meeting of Shareholders
On April 18, 2013, the Fund held its Annual Meeting of
Shareholders (the "Annual Meeting") for the following purpose: election of Directors of the Fund ("Proposal
1"). The proposal was approved by the shareholders and the results of the voting are as follows:

Proposal 1: Election of Directors.

     Name                   For           Withheld

     Donald F. Crumrine     38,683,252     1,021,852

     Robert F. Wulf         38,912,702     792,402


David Gale, Morgan Gust and Karen H. Hogan continue to serve in their capacities as Directors of the Fund.